

Mail Stop 3720

February 23, 2010

Neal S. Winneg
Executive Vice President and General Counsel
The Princeton Review, Inc.
111 Speen Street
Framingham, MA 01701

> **Re: The Princeton Review, Inc.**
> **Revised Proxy Statement on Schedule 14A**
> **Filed February 19, 2010**
> **File No. 0-32469**

Dear Mr. Winneg:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

/s
Larry Spirgel
Assistant Director

Cc: Edward A. King, Esq. (via facsimile)